UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             Collegiate Pacific Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    194589206

                                 (CUSIP Number)

                                  July 5, 2005
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 10 Pages

CUSIP No. 194589206                    13G              Page 2 of 10 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Strategic Opportunities LP
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    736,600 shares of Common Stock

OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    736,600 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            736,600 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            approximately 7.28%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 194589206                    13G              Page 3 of 10 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Skystone GP SPV LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    736,600 shares of Common Stock

OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    736,600 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            736,600 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            approximately 7.28%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO - Limited Liability Company
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 194589206                    13G              Page 4 of 10 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS

            Skystone Advisors LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    736,600 shares of Common Stock

OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    736,600 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            736,600 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            approximately 7.28%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO - Limited Liability Company
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 194589206                    13G              Page 5 of 10 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Kerry Nelson
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    736,600 shares of Common Stock

OWNED BY       ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    736,600 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            736,600 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            approximately 7.28%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 194589206                    13G              Page 6 of 10 Pages

Item 1.

(a)  Name of Issuer

       Collegiate Pacific Inc., a Delaware corporation (the "Company").

(b) Address of Issuer's Principal Executive Offices

       13950 Senlac Drive, Suite 100
       Dallas, Texas 75234

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

       Highbridge Strategic Opportunities LP
       The Cayman Corporate Centre, Fourth Floor
       27 Hospital Road
       Georgetown, Grand Cayman
       Cayman Islands, British West Indies
       Citizenship:  Cayman Islands, British West Indies

       Highbridge Skystone GP SPV LLC
       One International Place, 24th Floor
       Boston, MA  02110
       Citizenship:  State of Delaware

       Skystone Advisors LLC
       One International Place, 24th Floor
       Boston, MA  02110
       Citizenship:  State of Delaware

       Kerry Nelson
       c/o Skystone Advisors LLC
       One International Place, 24th Floor
       Boston, MA  02110
       Citizenship:  United States


Item 2(d)  Title of Class of Securities

       Common Stock, par value $0.01 per share ("Common Stock").

Item 2(e)  CUSIP Number

       194589206

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 194589206                    13G              Page 7 of 10 Pages

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a) Amount beneficially owned:

       As of the date hereof, each Reporting Person may be deemed the beneficial owner of 736,600 shares of Common Stock owned by Highbridge Strategic Opportunities LP.

       Highbridge Skystone GP SPV LLC is the General Partner of Highbridge Strategic Opportunities LP. Skystone Advisors LLC is the investment member of Highbridge Skystone GP SPV LLC. Kerry Nelson is the Managing Member of Skystone Advisors LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Skystone GP SPV LLC, Skystone Advisors LLC and Kerry Nelson disclaims beneficial ownership of shares of Common Stock owned by Highbridge Strategic Opportunities LP.

       (b) Percent of class:

       Approximately 7.28% as of the date hereof. (Based on the Company's Registration Statement on Form S-3/A filed on June 27, 2005, there were 10,119,754 shares of Common Stock outstanding as of June 13, 2005.)

       (c) Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                  0

            (ii)  Shared power to vote or to direct the vote

CUSIP No. 194589206                    13G              Page 8 of 10 Pages

                  736,600 shares of Common Stock.

            (iii) Sole power to dispose or to direct the disposition of

                  0

            (iv) Shared power to dispose or to direct the disposition of

                  736,600 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class

       Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

       Not applicable.

Item 8.  Identification and Classification of Members of the Group

       See Exhibit I.


Item 9.  Notice of Dissolution of Group

       Not applicable.

Item 10. Certification

       By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of July 15, 2005, by and among Highbridge Strategic Opportunities LP, Highbridge Skystone GP SPV LLC, Skystone Advisors LLC and Kerry Nelson.

CUSIP No. 194589206                    13G              Page 9 of 10 Pages

SIGNATURES

       After reasonable inquiry and to the best of its knowledge and belief, each the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: July 15, 2005

HIGHBRIDGE STRATEGIC OPPORTUNITIES LP      HIGHBRIDGE SKYSTONE GP SPV LLC

By: Highbridge Skystone GP SPV LLC,        By: Skystone Advisors LLC,
    its General Partner                        its Investment Member

By: Skystone Advisors LLC,                 By: /s/ Kerry Nelson
    its Investment Member                      --------------------------
                                           Name: Kerry Nelson
By: /s/ Kerry Nelson                       Title: Managing Member
    ----------------------------
Name: Kerry Nelson
Title: Managing Member


SKYSTONE ADVISORS LLC

By: /s/ Kerry Nelson                        /s/ Kerry Nelson
    ----------------------------            -----------------------------
Name: Kerry Nelson                          KERRY NELSON
Title: Managing Member

CUSIP No. 194589206                    13G              Page 10 of 10 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.01 par value, of Collegiate Pacific Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of July 15, 2005

HIGHBRIDGE STRATEGIC OPPORTUNITIES LP      HIGHBRIDGE SKYSTONE GP SPV LLC

By: Highbridge Skystone GP SPV LLC,        By: Skystone Advisors LLC,
    its General Partner                        its Investment Member

By: Skystone Advisors LLC,                 By: /s/ Kerry Nelson
    its Investment Member                      --------------------------
                                           Name: Kerry Nelson
By: /s/ Kerry Nelson                       Title: Managing Member
    ----------------------------
Name: Kerry Nelson
Title: Managing Member


SKYSTONE ADVISORS LLC

By: /s/ Kerry Nelson                        /s/ Kerry Nelson
    ----------------------------            -----------------------------
Name: Kerry Nelson                          KERRY NELSON
Title: Managing Member